Anne T. Madden Senior Vice President, General Counsel & Corporate Secretary	Corporate Law 115 Tabor Road Morris Plains, NJ 07950

July 20, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Honeywell International Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 which was filed with the Securities and Exchange Commission on July 20, 2018.

Respectfully submitted,
/s/ Anne T. Madden
Anne T. Madden
Senior Vice President, General Counsel and Corporate Secretary
Honeywell International Inc.